UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42760

Yimutian Inc.

(Registrant’s Name)

6/F, Building B-6, Block A Zhongguancun
Dongsheng Technology Campus No. 66
Xixiaokou Road
Haidian District, Beijing 100192
The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Additional Closing under Securities Purchase Agreement

As previously reported on the its report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2025, Yimutian Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a certain investor (the “Investor”) on December 8, 2025, pursuant to which the Company agreed to issue and sell up to an aggregate principal amount of US$30,000,000 senior convertible promissory note (the “Notes”), which are convertible into American depositary shares of the Company (“ADSs”), each representing 6,000 Class A ordinary shares of the Company, par value of US$0.00001 per share (the “Ordinary Shares”). Pursuant to the Securities Purchase Agreement, the Company issued and sold to the Investor a Note in the original principal amount of $3,370,000 (the “Initial Note”) on December 8, 2026, a Note in the original principal amount of $1,500,000 (the “Second Note”) on March 26, 2026, and a Note in the original principal amount of $260,000 (the “First Additional Note”) on July 13, 2026.

On September 8, 2026, the Company issued and sold to the Investor a Note in the original principal amount of $933,333 (the “Second Additional Note”) at another additional closing pursuant to the Securities Purchase Agreement. The Second Additional Note has an initial conversion price of $2.12 per ADS and matures on September 8, 2027.

The Second Additional Note contains, and all other Notes contain or will contain, customary affirmative and negative covenants, including certain limitations on issuance of indebtedness senior to the Notes, restriction on payment of cash dividend, asset transfers and changes in the business and transactions with affiliates. They also require the Company to maintain a balance of available cash in an aggregate amount no less than $500,000, as of the last calendar day of each successive six month period.

The Initial Note, Second Note, First Additional Note and Second Additional Note contain, and any other Notes will contain, standard and customary events of default including but not limited to: (i) the suspension from trading or the failure to list the Company’s ADSs within certain time periods; (ii) failure to make payments when due under the Notes for a period of time; and (iii) bankruptcy or insolvency of the Company. The interest rate of any outstanding Notes will increase to an annual rate of 19% upon the occurrence of an Event of Default (as defined in the Notes).

The offer, issuance and sale of the Notes, including the Second Additional Note, and the ADSs issuable upon conversion of the Notes, including the Second Additional Note, was made in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) of Regulation D as promulgated by the SEC under the Securities Act.

A copy of the Securities Purchase Agreement and form of Second Additional Note are included as Exhibits 10.1 and 10.2, respectively, to this report of foreign private issuer on Form 6-K, and the foregoing descriptions of the Securities Purchase Agreement and Second Additional Note are qualified in their entirety by reference thereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement dated as of December 8, 2025 (incorporated by reference to Exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 9, 2025).
10.2	Form of Second Additional Note, issued on September 8, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yimutian Inc.

By	/s/ Shijie Chen
Name:	Shijie Chen
Title:	Director and Chief Financial Officer

Date: September 8, 2026

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